UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 8, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm announces CEO appointment
and Board changes

BRISBANE, AUSTRALIA – 8 February 2005 – Metal Storm Limited (ASX Trading Code:
MST and NASDQ Small Cap ticker symbol: MTSX).

Metal Storm Limited today announced the following Executive and Board changes.

New Chief Executive Officer

The Board is pleased to announce the appointment of Mr David Smith as Chief
Executive Officer, effective 14 February 2005.

Mr Smith, who will be based in Metal Storm’s Washington office, has extensive commercial and management experience within global technology and defence organisations.

Mr Smith was most recently President and Chief Operating Officer of SenSyTech,
Inc, a publicly traded high-tech defence organisation.  Previously he held senior management roles at Quixote Corporation, a leading manufacturer of innovative transportation technologies; Amphenol, a US$1 billion electronic connector manufacturer; and General Electric Company, a leading player in the global defence market.

Metal Storm’s Interim Chairman, Terry O’Dwyer, welcomed Mr Smith’s appointment and said “The Board had conducted a wide search for a new CEO with the right experience and balance of skills for the company’s current stage of development.

“David has a solid track record of achieving successful commercial outcomes within the technology and defence sectors, especially in our key US markets”.

As CEO, one of Mr Smith’s first priorities will be to oversee live-fire demonstrations of Metal Storm’s core 40mm technologies in the United States in late February and early March.

He will work closely with Metal Storm’s specialist technical team, led by Chief
Technology Officer George Bergeron III, who are integrating the company’s technology into fully engineered products.

Appendices A and B provide more information regarding Mr Smith’s background, career and the key terms of his employment.

Terry O’Dwyer thanked Metal Storm’s Acting CEO, Ian Gillespie, for his significant contribution in carrying out this challenging role in addition to his existing responsibilities.  Mr Gillespie will continue in his role as
General Manager–Australia.

Board Changes

Mike O’Dwyer, who invented Metal Storm’s technology and founded the company, decided to retire as a Director and employee of Metal Storm.  He will continue to provide consulting advice to the company from time to time on an informal, unpaid basis.
Mr O’Dwyer said his retirement was the natural culmination of his changing role in the company over recent years from inventor to CEO and more recently,
Principal Technical Adviser.

“Over the past twelve months, Metal Storm has been assembling a skilled team of qualified engineers and associated professionals to concentrate on commercialisation of the technology.  Now that the team is fully operational, I believe that it is time to pass the baton to what is a new generation.  I am confident that under the leadership of David Smith, the team can complete the next stage of the company’s development,” he said.

Terry O’Dwyer acknowledged the importance of Mike O’Dwyer’s contribution to
Metal Storm’s development.  “Mike has dedicated the last 20 years of his life this company – his innovation and drive has created the technological legacy that will underpin Metal Storm’s future success,” he said.

Mike O’Dwyer will receive a retirement benefit of AU$500,000 in recognition of his past services to the company as the founding Director, employee and consultant.  He has also:

• agreed to assign to the company certain existing and future intellectual property rights relating to Metal Storm’s technology; and
• agreed to certain non-competition arrangements.

Mike O’Dwyer has advised the company that his present intention is to sell approximately half of the shares held by him and his associated companies through off-market sales to institutional and similar investors in the United
States within the next twelve months.

The Board also announced the resignation of J. Dennis Heipt who was appointed
October last year.  Mr Terry O’Dwyer thanked Mr Heipt, for his contribution as an independent Director.

ENDS
Company Contact: Media Contact:
 Jim MacDonald  Jamin Smith
Metal Storm Limited Phillips Group
Tel: 07 3221 9733 Tel: 07 3230 5000
msau@metalstorm.com     jsmith@philipsgroup.com.au

About Metal Storm
Metal Storm Limited is a defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked round”
technology. The company is headquartered in Brisbane, Australia and in the US, with an office in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC.  The company has invented ballistics technology that has no known conventional equivalent.  Metal Storm working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

APPENDIX A

David A. Smith

David A. Smith graduated from the United States Naval Academy with a Bachelor
Science degree in Mechanical Engineering.  He then went into Naval Aviation where he flew a number of Navy Tactical and Surveillance aircraft.

After the Navy, Mr Smith started a business career at the General Electric
Company.  While there, he held various management positions and was appointed
Senior Program Manager while managing the US$1.6 billion Combat System for
SEAWOLF Submarine.

Mr Smith was asked to become part of a start-up team of managers and engineers, tasked with starting a wholly owned subsidiary.  SENSIS Corporation was formed as a supporting electronic engineering and development firm as a result.

Mr Smith also completed his Masters in Business Administration at Syracuse
University during this period.

Mr Smith left General Electric Company to become the Executive Vice President
Operations for Amphenol, a US$1 billion Global Electronic connector manufacturer.  In that capacity, Mr Smith managed all of Amphenol’s North
American operations.

Provided with the opportunity to manage his own company, Mr Smith joined the
Quixote Corporation as the General Manager of Nu-Metrics, Inc.  He was soon promoted to Senior Vice President after acquiring three other technology companies to make up the Technology Division of the corporation.

Continuing his progression of business management of larger corporations, Mr
Smith was recruited to take over as the President and Chief Operating Officer
SenSyTech, Inc.  SenSyTech, Inc is a multi-division, publicly traded, high technology defence corporation located in the Washington, DC metropolitan area.
APPENDIX B

Key Terms of CEO Employment

The initial term of Mr Smith’s employment will be two years.

Mr Smith’s remuneration arrangements will include a base salary, as well as short and long term incentives.

The short term incentive component will be a maximum of 75% of the base salary.
It will be payable in cash or in an equivalent number of shares (subject to shareholder approval), or a combination of both.

The long term incentive component will (subject to shareholder approval), be a maximum of 1,000,000 options to acquire fully paid ordinary shares, exercisable at AU$0.40 per option, under the company’s Discretionary Share Option Scheme.
Mr Smith will be eligible to receive a maximum of 125,000 options each quarter in arrears over the two year term.

Both the short term and long term incentive components will be subject to achievement of criteria determined by the Board in consultation with Mr Smith, based on corporate performance and specific objectives.  The incentive components may be pro-rated based on the period Mr Smith is employed during particular financial years with Metal Storm.

If Mr Smith’s employment is terminated after the first 90 days of his for reasons other than for cause, he will be entitled to a lump sum severance payment equal to six months of his base salary.

A formal employment contract will be finalised shortly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 8, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary